Contact

www.linkedin.com/in/bill-fisher-314104 (LinkedIn)
www.beomni.ai (Company)

Top Skills

Programming
Game Design
Artificial Intelligence

Honors-Awards

Technology Innovation Award, for Stacked Restaurant Software

Publications

IEEE Std 2200-2012 Standard Protocol for Stream Management in Media Client Devices

Bill Fisher

Chief Operating Officer at Beyond Imagination, Inc.
San Clemente, California, United States

Summary

I have worked in the video game business since the very earliest generation of games in the early 1980s. My company, Quicksilver Software, Inc., is one of the oldest independent studios in the business (founded in 1984).

We specialize in making high-quality games, educational software and military trainers for a wide variety of platforms, ranging from PCs to handhelds to custom installations. We especially enjoy projects which involve unique design or technology challenges.

Specialties: Game design, software architecture, artificial intelligence, training and educational software development, military applications.

I am also a principal in two other companies: Intellivision Entertainment, creator of the Amico game console, and Beyond Imagination, creator of the Beomni humanoid robot.

Experience

Beyond Imagination, Inc.

4 years 3 months

Chief Operating Officer
December 2018 - Present (4 years 3 months)
California, United States

Chief Production Officer
December 2019 - Present (3 years 3 months)
Orange County, California, United States

Intellivision Entertainment

Vice President Of Platform Security
May 2018 - Present (4 years 10 months)
Irvine, CA

Focusing on hardware and software security for the new Intellivision Entertainment video game console.

Quicksilver Software, Inc.
President
January 1984 - Present (39 years 2 months)

Develop cutting-edge entertainment, simulation, and training software for commercial and military applications.

Mattel Electronics
Group Leader
June 1981 - January 1984 (2 years 8 months)

Designed and produced games for Intellivision game console, Apple II and IBM PC computers. Hired and trained staff for Taiwan subsidiary.

Mattel Inc./Mattel Electronics
Group Leader
1981 - 1984 (3 years)

Education

University of California, Los Angeles
BS, Math/Computer Science · (1977 - 1981)